SOFTWARE AND ROYALTY LICENSE AGREEMENT

THIS AGREEMENT between Cubeler Inc., a company duly incorporated under the laws of Canada with its principal place of business located at 550 Sherbrooke West, West Tower Suite 265, Montreal, QC. H3A 1B9 (the "Licensor"), and Peak Positioning Technologies Inc., a company duly incorporated under the laws of Canada with its principal place of business located at 550 Sherbrooke West, West Tower Suite 265, Montreal QC. H3A 1B9 (the "Licensee"), is for the royalty based licensing by Licensor of proprietary software in favour of Licensee in accordance with the terms and conditions stated in this Agreement and any of its schedules.

WHEREAS, Licensor has the right to license the Technology (as defined below) and;

WHEREAS, Licensor desires to license and have Licensee market and distribute said Technology.

NOW, THEREFORE, in consideration of the foregoing recitals and the covenants set forth in this Agreement, the parties agree as follows:

1. DEFINITIONS

The following definitions set forth below apply to this Agreement:
"Agreement" means this Software and Royalty License Agreement.

"Affiliate" of a party shall mean an entity directly or indirectly controlling, controlled by or under common control with that party where control means the ownership or control, directly or indirectly, of more than fifty percent (50%) of all of the voting power of the shares (or other securities or rights) entitled to vote for the election of directors or other governing authority; provided that such entity shall be considered an Affiliate only for the time during which such control exists.

"Data" shall mean all information, whether from clients, suppliers or partners of Licensee, collected by the Technology in the normal course of operations, whether uploaded, manually entered, or otherwise gathered or collected.

"Documentation" means the data sheet, specifications, test procedure and methodology, and instructions for the Technology.

"Entity" shall mean any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association, or any foreign trust or foreign business organization.

"Equipment" shall mean data processing and similar equipment, including options, accessories and attachments for more basic equipment. Equipment includes, as a component thereof, any media fixed or embedded therein that is not normally replaced except for maintenance and repair. Equipment may include in its meaning, depending upon context, a system or systems consisting of tangible Equipment and intangible Software.

"Gross Revenues" shall mean the gross amount recognized as income on Licensee's books (pursuant to consistently applied accounting principles of International Financial Reporting Standards) in connection with the sale of Products, less deductions for value added or any similar taxes with respect to such Products.

"Intellectual Property Right" and "Intellectual Property Rights" shall mean all worldwide proprietary right, title and interest of a Person in, to and under any and all: (a) patents and pending patent applications therefore, including the right to file new and additional patent applications based thereon, including provisionals, divisionals, continuations, continuations-in-part, reissues and reexaminations; (b) copyrights; (c) trade-marks; (d) design patent or industrial design; (e) trade secrets and confidential business information, including, works, formulae, algorithms, concepts, inventions, know-how, processes, methods, data, engineering data and technical information; (f) and other intellectual property rights applicable thereto

"Information" shall mean any idea, program, technical, business or other intangible information, however conveyed.

"Know-How" shall mean experience, skills and expertise in non-tangible form, relating to the Technology and consulting and advisory services relating to such experience, skills and expertise. "Licensor Intellectual Property Rights" shall mean one or more Intellectual Property Rights owned by Licensor or licensed to Licensor by a Third Party with the right to sublicense at no cost.

"Media" or "Medium" means any document, print, tape, disc, tool, semiconductor chip or other tangible information-conveying article.

"Market" means the field of trade or business of the Licensee.

"Product(s)" shall mean any product or service offered or delivered by Licensee using the Technology whether developed by Licensor, Licensee or a third party, including Derivative Products (as those terms are defined below).

"Person or Party" shall mean any individual or Entity, and the heirs, executors, administrators, legal representatives, successors and assigns of the "Person or Party" when the context so permits. "Software" shall mean intangible information in object code form constituting one or more computer or apparatus programs and the informational content of such programs, together with any documentation supplied in conjunction with and supplementing such programs.

"Specifications" shall mean the specifications for the Technology as set forth in Licensor's published specifications, user documentation and other information for the Technology as of the Effective Date and for as long as this Agreement is in effect.

"Technology" shall mean the Cubeler Software described in Schedule A, with one or more programs owned or licensed by Licensor, including, the code, designs, specifications, data, libraries, algorithms, rule base and technical information, which is protected by intellectual property laws and which is further described in Schedule A of this Agreement.

"Term" shall mean the term of this Agreement as provided in Article 22, including any renewal thereto. "Territory" shall mean the geographical area of the People's Republic of China.

"Third party" shall mean, with respect to a party, any Person that is not an Affiliate of such party.

"Updates" shall mean modifications to the Technology to fix or by-pass defects or to improve or make minor changes to the functionality of the Technology, including through patches and bug fixes.

2. SOFTWARE LICENSE GRANT

2.1 Grant of License. Subject to the terms of this Agreement, Licensor hereby grants to Licensee under all Intellectual Property Rights of Licensor, now owned, or, to the extent it is not prohibited from licensing such right, a non-exclusive, assignable, transferable license on the Data and the Technology in object code only to:

a) use, make, have made, develop, upgrade, sublicense, and enhance derivative works of the Data and the Technology ("Derivative Products");

b) use, develop, modify, and sublicense the Data and the Technology and the Products in the Territory, as well as to market, distribute and sell the foregoing within the Territory; and

c) use and sublicense the Data and the Technology to support the Products sold by Licensee and provide maintenance services to Licensee's customers.

2.2 Description of the Territory: The Territory of the license granted to Licensee shall be limited to the territory of the People's Republic of China and shall specifically exclude the Special Administrative Region of Hong Kong.

2.3 Exclusivity:

The license granted under Section 2.1 above is an exclusive arrangement in that the Licensor will not provide neither the Data nor the Technology as explicitly defined in the Section 1 ("Definitions") to any other licensee to market and/or distribute the Data or the Technology in the Territory.

2.4 Compliance with Specifications.

2.4.1 If Licensor makes any Updates to any of the Technology in order to bring the Technology into compliance with the Specifications or improve the Technology, Licensor shall promptly thereafter provide to Licensee such Updates and information related thereof, in reasonable detail, as is reasonably necessary to permit Licensee to incorporate such updates in the Technology.

2.5 Sublicensing. The License of the Data and the Technology granted hereby may be sublicensed, transferred or assigned by Licensee to any subsidiaries, divisions or Affiliates of Licensee (collectively, "Affiliates"). Licensee shall be responsible for the compliance by each such Affiliate with the terms and provisions of this Agreement.

2.6 No Reverse Engineering. Licensee shall not rehabilitate, reverse engineer, reverse compile or disassemble the Technology, or otherwise attempt to derive or discover the source code to any Software licensed under this Agreement. The foregoing shall not apply to such activities conducted in the ordinary course of technical support of Licensee Products such as may occur through the use of debugging tools.

2.7 Audits and Inspection Rights.

2.7.1 Licensor shall have the right, upon reasonable advance notice, to inspect Licensee's records and facilities, and the records and facilities of Affiliates of Licensee, with respect to the development of Licensee Products hereunder.

2.7.2 During the term of this Agreement and for a period of one (1) year thereafter, Licensor shall have the right, at its expense, and upon reasonable advance notice to Licensee, to have examined by an independent auditor, reasonably acceptable to Licensee, Licensee's books and records in order to determine or verify the Gross Revenues. Licensor shall not make any such examination more than twice in any calendar year. If an error in the reported Gross Revenues is discovered as a result of such an examination and the reported Gross Revenues by Licensee during the period(s) examined were in excess of 5% less than the actual Gross Revenues during such period(s), Licensee shall pay for cost of said auditor.

2.7.3 Licensee shall keep adequate records to verify all reports and payments made to Licensor pursuant to this Agreement for a period of two (2) years following the date of such reports and payments.

2.8 Reservation of Rights. Licensor reserves all rights to the Data and the Technology not specifically granted to Licensee hereunder.

2.9 Delivery. Unless otherwise provided for herein or agreed to by the parties, following the Licensor's receipt of the fee payment provided for in Section 3, Licensor will ship the Technology to Licensee in DVD/CD-ROM format or provide other acceptable transference via FTP.

2.10 Acceptance. The Technology will be deemed accepted by Licensee unless it gives notice to Licensor of non-conformity within thirty (30) days of date of its receipt. The parties agree that such acceptance shall not limit any of the remedies or rights otherwise provided to Licensee hereunder.

3. COMPENSATION

3.1 Royalties Fees. In consideration of the license granted under Section 2 above, Licensee shall pay to Licensor royalties ("Royalties") in the amount of ten percent (10%) of the first ten million dollars ($10,000,000.00) of Gross Revenues, eight percent (8%) on the following fifteen million dollars

($15,000,000.00) of Gross Revenues, and five percent (5%) on all Gross Revenues after that.

3.2 Taxes and Assessments.

3.2.1 In addition to any other payments due under this Agreement, Licensee agrees to pay, indemnify and hold Licensor harmless from any sales, use, excise, import or export, value-added or similar tax or duty, and any other tax not based upon Licensor's net income, including any penalties and interest, and all government permit or license fees and all customs and similar fees, levied upon the use or distribution of the Products which Licensor may incur in respect of this Agreement, and any costs associated with the collection or withholding of any of the foregoing items ("Taxes").

3.2.2 If Licensee fails to pay any Taxes as of the original due date for such Taxes and Licensor receives any assessment or other notice (collectively the "Assessment") from any governmental taxing authority providing that such Taxes are due from Licensor, Licensor shall give Licensee written notice of the Assessment and Licensee shall pay to Licensor or the taxing authority the amount set forth as due in the Assessment within thirty (30) days of receipt of such written notice from Licensor.

3.3 Payment Terms.

3.3.1 Royalties, when applicable, shall be payable on or prior to the 30th day of the 2nd month for the prior months' Gross Revenues. A statement setting forth in sufficient detail the basis upon which Royalties were calculated shall accompany each Royalty payment. Payments and statements shall be sent to Licensor at the address set forth on the front page of this Agreement or such other address as Licensor may designate in writing.

3.3.2 All payments to be made by the Licensee to Licensor shall be made in Canadian Dollars.

3.3.3 Payments which are not received by Licensor on the due date shall bear interest at the lesser of twelve percent (12%) per annum or the maximum rate allowed under applicable law. If the Licensee is in default of any payment required to be made hereunder, then all sums due from the Licensee to Licensor under this Agreement shall become due and payable immediately upon demand by Licensor and Licensor may suspend the grant of license rights specified in Section 2.1 of this agreement until such payments are made and accepted by Licensor.

4. SUPPORT

Licensor shall provide Licensee with support as set forth below:

4.1 Technical Support: Licensor shall provide to Licensee a total of six hundred (600) hours of initial technical support for the Technology, for which Licensee shall pay Licensor a total of one hundred and fifty thousand dollars ($150,000.00) payable in five (5) equal monthly payments of thirty thousand dollars ($30,000.00) each on the first day of the month, with the initial payment due on the first day of the month following the date of the signing of this Agreement. Initial technical support must be utilized by Licensee within the first five months following the signing of this Agreement. If additional technical support beyond the initial technical support is required from Licensor by Licensee, the parties will enter into a separate technical support agreement which will define the terms under which the additional technical support is to be provided by Licensor to Licensee.

4.2 Sales and Marketing Support: Licensor shall provide to Licensee a total of four hundred (400) hours of initial sales and marketing support for the Products, for which Licensee shall pay Licensor a total of one hundred thousand dollars ($100,000.00) payable in ten (10) equal monthly payments of ten thousand dollars ($10,000.00) each on the first day of the month, with the initial payment due on the first day of the month following the date of the signing of this Agreement. Initial sales and marketing support must be utilized by Licensee within the first ten months following the signing of this Agreement. The initial sales and marketing support will essentially come in the form of the sharing of market research data, sales and marketing strategies, the formulation of revenue models, and assisting in the implementation of strategies. If additional sales and marketing support beyond the initial sales and marketing support is required from Licensor by Licensee, the parties will enter into a separate sales and marketing support agreement which will define the terms under which additional sales and marketing support is to be provided by Licensor to Licensee.

5. BRANDING AND PUBLICITY

5.1 Branding. Licensee and its Affiliates may use the Licensor's logos, trade names, trade-marks and other documentation in conjunction with the distribution of the Technology and the Products and in their advertising and promotional materials related to the Technology and the Products. Licensor hereby grants Licensee a royalty-free, non-exclusive, transferable, assignable license to use the Licensor's logos, trade names, trade-marks and other documentation for the advertising, promotion, branding and marketing of the Technology and the Products. Any use of the Licensor's logos, trade names, trade- marks and other documentation by Licensee shall comply with the Licensor's trade-marks policies and guidelines, as communicated to Licensee in writing from time to time. Notwithstanding the foregoing, Licensee may elect, at its sole discretion, to use or not to use the Licensor's logos, trade names, trade- marks and other documentation in conjunction with the distribution of the Technology and the Products and in their advertising and promotional materials related to the Technology and the Products.

5.2 Publicity. Neither party shall disclose the terms of this Agreement to any third party, other than its financial or legal advisors, or make any public announcements regarding the nature of the relationship between the parties without the prior approval of the other party, except that a party may disclose the terms of this Agreement where required by law, provided that such party uses reasonable effort to obtain confidential treatment or similar protection to the fullest extent available. A party required by law to make disclosure of the terms of this Agreement will promptly notify the other party and permit the other party to review and participate in determining what specific terms of this Agreement are so disclosed.

6. CONFIDENTIALITY

Each Party acknowledges that it or any of its affiliate may be exposed to or otherwise become aware of Confidential Information (as defined below) and that such Confidential Information is a valuable asset which is the sole and exclusive property of the disclosing Party, the unauthorized use or disclosure of which would cause serious and irreparable harm to the disclosing Party. The Confidential Information shall be used solely for the purposes contemplated by this Agreement and, at all times during the term of this Agreement, and following the termination of this Agreement for any reason, each Party shall, and shall ensure that is Affiliates:

(a) maintain in strict confidence and not disclose or allow the disclosure of the Confidential Information, in any manner whatsoever, be it orally, in writing, through visual or electronic means or otherwise, directly or indirectly, to any person not specifically approved in writing by the disclosing Party, including any employee of the receiving Party (any such person who is so approved is herein referred to as a "Designated Person"); provided that, in all such cases, prior to disclosure of any Confidential Information to a Designated Person, such Designated Person shall be informed by the receiving Party of the confidential nature of the Confidential Information and the terms and conditions of this Agreement, and be bound by confidentiality obligations as stringent as those provided herein; and

(b) not make or cause to be made or prepared in any form, whether in writing, through visual or electronic means or otherwise, any copy, back up, excerpt or other reproduction of all or part of the Confidential Information, or any report, analysis, communication or other document of any nature whatsoever, including any computer data, that duplicates, reproduces, attaches, transmits, uses, refers to, is based on, extrapolates from or relies upon or that quotes, incorporates or paraphrases same (all of the foregoing are collectively referred to as "Copies"), unless expressly approved in writing by the disclosing Party prior thereto (the "Copy Authorization"), and, in such case, only as required for use by the receiving Party as contemplated by this Agreement;

For the purposes of this Agreement, the term "Confidential Information" shall mean any and all non- public, confidential or proprietary knowledge, information, data and documents relating to the business, products, services, operations and affairs of the disclosing Party, that is disclosed or otherwise made available by the disclosing Party to the receiving Party, to which the receiving Party otherwise has access, or which the receiving Party learns or obtains in connection with this Agreement, including, without limitation the following information in respect of the disclosing Party:

(i) trade secrets, technical data, know-how, research, programs, applications, instructions, models, samples, prototypes, improvements, developments, inventions, ideas, discoveries, processes, formulae, technology, designs, drawings, manuals and blueprints, ingredients, sketches, product characteristics and test data;

(ii) information pertaining to clients and prospective clients, marketing and sales, information pertaining to suppliers, the purchasing and sourcing of supplies, any and all information pertaining to employees;

(iii) financial, management, operational, production, technical, regulatory and other business information, including business and sales/marketing plans and strategies, business and marketing opportunities, methods of doing business, information about research and development activities and new products and services, and all projections and budgets;

(iv) information pertaining to the computers and software used or developed by the disclosing Party, including the Technology and Data and other software, algorithms and processes that are implemented in computer programs, and the computer programs themselves and source codes;

(v) summaries, analyses, compilations, studies, notes, memoranda or other documents or records, that contain or otherwise reflect or that have been generated or derived from, wholly or partly, any of the Confidential Information; and

(vi) Each Party further acknowledges that all Confidential Information shall remain the sole and exclusive property of the disclosing Party and that no rights or licenses, express or implied, are granted to it under or in any Confidential Information as a result of, or related to, this Agreement.

7. PROPRIETARY RIGHTS; NON-SOLICITATION

7.1 Title. Licensee acknowledges that the Data and the Technology represent the valuable trade secrets of Licensor. Licensor shall be the sole and exclusive owner of the Data and the Technology. Subject always to Licensor's ownership of the Data and the Technology, Licensee shall be the sole and exclusive owner of the Products. Applications for the Products shall belong solely and exclusively to the party developing such applications.

7.2 Proprietary Rights Notices. Licensee agrees that it will not remove, alter or otherwise obscure any proprietary rights notices appearing in the Technology.

7.3 End-User Licensing. Licensee agrees that each Product distributed by Licensee hereunder will be accompanied by a copy of Licensee's standard end user software license; provided, however, that the terms of such license will be drafted so as to apply to the Technology and shall be at least as protective of Licensor's Software as: (i) the terms and conditions Licensee uses for its own software products; and (ii) the terms and conditions governing this Agreement.

7.4 Non-solicitation. Each Party agrees that during the Term of this Agreement and for a period of 1 year following its expiry or earlier termination, it will not directly or indirectly, either for itself or any other person or entity, solicit any individual who is engaged as an employee, agent or independent contractor, by the other Party or its subsidiary to terminate his or her employment or engagement with the other Party or such subsidiary and/or to become its employee, agent or independent contractor. During the term of this Agreement, and for a period of 1 year following its expiry or earlier termination,, each Party agrees that it will not take any action either on behalf of itself or any other person or entity which action is designed to disrupt the other Party's business relationships with the other Party's strategic partners or to directly solicit, or allow any of its subsidiaries or affiliates to solicit, any of the other Party's strategic partners for the purpose of persuading them to cease doing business with the other Party.

8. REPRESENTATIONS AND WARRANTIES

8.1 Licensor and Licensee each represents and warrants to the other that:

i. it is organized, validly existing and in good standing under the laws of Canada under which it is incorporated;

ii. its execution and delivery of this Agreement, and the performance of its obligations under this Agreement, have been duly authorized by all necessary corporate action on its part, and it has full corporate power, right and authority to enter into this Agreement, to grant the license it has granted hereunder and to perform its obligations hereunder;

iii. neither the execution and delivery of this Agreement by it, nor the performance by it of any of its obligations under this Agreement, violates any applicable law or regulation of any country, province or other governmental unit, or its Articles or Certificates of Incorporation or Bylaws or other charter documents, or constitutes a violation of, or a breach or default under, any agreement or instrument, or judgment or order of any court or governmental authority, to which it is a party or to which it is subject or to which any of the Technology is subject;

iv. this Agreement is a valid and binding obligation of it, enforceable against it in accordance with its terms, except as such enforceability may be limited by equitable principles or by bankruptcy or other laws affecting creditors' rights generally;

v. no consent, approval, order or authorization of any person, entity, court or governmental authority is required on its part in connection with the execution and delivery of this Agreement or the performance by it of its obligations hereunder

8.2 Licensor represents and warrants to the Licensee that:

i. the Data and the Technology does not infringe any Intellectual Property Rights, including but not limited to patent, copyright, or trade secret of any third party;

ii. the Data and the Technology, including the source code and system specifications for the Technology have been maintained in confidence;

iii. the Data and the Technology is not subject to any "copyleft" or other obligation or condition (including any obligation or condition under any "open source" license) that: (i) requires or conditions the use or distribution of such Data and Technology on the disclosure, licensing or distribution of any source code for any portion of such Data and the Technology; or (ii) otherwise imposes any material limitation, restriction or condition on the right or ability of the Licensee to use or distribute the Products;

iv. all personnel, including but not limited to employees, agents, consultants, and contractors, who have contributed to or participated in the conception and development of the Data and Technology either (i) have been party to a work- for-hire relationship with the Licensor that has accorded the Licensor full, effective, and exclusive original ownership of all tangible and intangible property arising with respect to the Data and Technology, or (ii) have executed appropriate instruments of assignment in favour of the Licensor as assignee that have conveyed to the Licensor's full, effective, and exclusive ownership of all tangible and intangible property thereby arising with respect to the Software; and have duly and legally waived any and all moral rights they have or may in the future have in or to the Data and Technology.

v. there are no agreements or arrangements in effect with respect to the marketing, distribution, licensing, or promotion of the Data and Technology by any independent salesperson, distributor, sublicensor, or other remarketer or sales organization impeding the license granted pursuant to Section 2;

vi. they have no knowledge of any infringement claims, suit, action or demand arising out or in connection with the Data and Technology or the Intellectual Property Rights pertaining thereto;

vii. that the Data and Technology do not contain any virus, cancelbot, worm, logic bomb, Trojan horse, back door, time bomb, software lockout key or device, drop dead device or other harmful component of software or data;

viii. the Intellectual Property Rights assigned hereunder are sufficient and adequate for the purposes contemplated in Section 2; and

ix. none of the Software incorporates, is distributed, integrated or bundled with, or was developed using any open source software.

9. INDEMNIFICATION

9.1 Licensee shall indemnify and save harmless Licensor and its directors, officers and employees from and against any and all liabilities, damages, costs or expenses awarded against or incurred or suffered by Licensor arising out of any action or proceeding commenced or maintained by any third party in respect of any acts or omissions of the Licensee in developing, using, integrating, interfacing, marketing or distributing the Technology, the Products or any acts or omissions of end users which result in Licensor incurring damages. This section will not be construed to limit or exclude any other claims or remedies which Licensor may assert under this Agreement or by law.

9.2 Licensor will defend, indemnify and hold the Licensee harmless from and against any claims of third parties arising from: (i) Licensor's failure to comply with applicable laws or regulations or breach of this Agreement, including the representations and warranties set forth in Section 8; or (ii) death, injury, or damage to real or tangible personal property arising from Licensor's negligence or willful misconduct. Licensor's obligations of this paragraph do not extend to any claims to the extent they are the subject of the Licensee's indemnification obligations set forth in this Agreement, or due to the Licensee's negligence or willful misconduct, and are conditioned on Licensor's receipt of prompt written notice of any such claim.

SECTIONS 9.1 and 9.2 STATE LICENSEE'S SOLE AND EXCLUSIVE REMEDY WITH RESPECT TO CLAIMS OF INFRINGEMENT OF PROPRIETARY RIGHTS OF ANY KIND, AND ALL WARRANTIES OF NON-INFRINGEMENT, EXPRESS OR IMPLIED, ARE SPECIFICALLY DISCLAIMED AND EXCLUDED.

9.3 Procedure for Indemnification.

9.3.1 In the event that any legal proceedings are instituted, or any claim or demand is asserted, by any third party which may give rise to any damage, liability, loss, or cost or expense in respect of which either party has indemnified the other party under this Section 9 above, the indemnified party shall give the indemnifying party written notice of the institution of such proceeding, or the assertion of such claim or demand, promptly after the indemnified party first becomes aware thereof; provided, however, that any failure by the indemnified party to give such notice on such prompt basis shall not affect any of its rights to indemnification hereunder unless such failure materially and adversely affects the ability of the indemnifying party to defend such proceeding.

9.3.2 The indemnifying party shall have the right, at its option and at its own expense, to be represented by counsel of its choice, subject to the approval of the indemnified party, which approval shall not be unreasonably withheld or delayed, and to defend against, negotiate with respect to, settle or otherwise deal with such proceeding, claim or demand; provided, however, that no settlement of such proceeding, claim or demand shall be made without the prior written consent of the indemnified party, which consent shall not be unreasonably withheld or delayed, unless, pursuant to the terms and conditions of such settlement, the indemnified party shall be released from any liability or other exposure with respect to such proceeding, claim or demand; and provided, further, that the indemnified party may participate in any such proceeding with counsel of its choice and at its own expense. In the event, or to the extent, the indemnifying party elects not to, or fails to, defend such proceeding, claim or demand and the indemnified party defends against, settles or otherwise deals with any such proceeding, claim or demand, any settlement thereof may be made without the consent of the indemnifying party if it is given written notice of the material terms and conditions of such settlement at least ten (10) business days prior to a binding agreement with respect to such settlement being reached. Each of the parties agrees to cooperate fully with each other in connection with the defense, negotiation or settlement of any such proceeding, claim or demand.

10. INTELLECTUAL PROPERTY RIGHTS

Title to the Data and Technology and to all intellectual property rights therein shall remain with Licensor. Title to the Products and enhancements thereof and to all intellectual property rights therein shall remain with Licensee.

11. NOTICES

Notices shall be given in writing by confirmed facsimile, certified mail or registered mail addressed to the parties as shown on the first page of this Agreement.

12. ASSIGNMENT

Neither party may assign this Agreement, nor any rights or interests granted under this Agreement without the prior written consent of the other party, which shall not be unreasonably withheld.

13. COMPLIANCE WITH LAWS

Both parties shall comply at their own expense with all applicable laws, ordinances, regulations and codes in performance of this Agreement.

14. CHOICE OF LAW

This Agreement shall be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein, but excluding any such laws or choice of law rules that might direct the application of the laws of another jurisdiction.

15. MEDIATION

If a dispute relates to this Agreement and the parties have not been successful in resolving such dispute through negotiation, the parties agree to attempt to resolve the dispute through mediation by submitting the dispute to a sole mediator selected by the parties. Each party shall bear its own expenses and an equal share of the expenses of the mediator and the fees related to the mediation process. Nothing in this clause shall be construed to preclude any party from seeking injunctive relief in order to protect its rights pending mediation.

16. LIMITATION OF LIABILITY

NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, NO PARTY SHALL BE LIABLE TO THE OTHER FOR ANY INDIRECT, INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES, OR DAMAGES RESULTING FROM LOST DATA OR LOST PROFITS, OR COSTS OF PROCURING SUBSTITUTE TECHNOLOGY HOWEVER ARISING, EVEN IF IT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. . THE PARTIES' AGGREGATE LIABILITY FOR DAMAGES ARISING OUT OF, RELATING TO OR IN ANY WAY CONNECTED WITH THE RELATIONSHIP OF THE PARTIES, THIS AGREEMENT, ITS NEGOTIATION OR TERMINATION, OR THE PROVISION OR NON-PROVISION OF THE TECHNOLOGY (WHETHER IN CONTRACT, TORT, OR OTHERWISE) SHALL IN NO EVENT EXCEED THE AMOUNT PAID BY THE LICENSEE TO LICENSOR UNDER THIS AGREEMENT DURING THE TWELVE (12) MONTH PERIOD IMMEDIATELY PRECEDING THE DATE ON WHICH SUCH DAMAGES BECOME PAYABLE BY LICENSOR. THE PARTIES AGREE TO THE ALLOCATION OF LIABILITY SET FORTH IN THIS SECTION ENTITLED "LIMITATION OF LIABILITY".

17. FORCE MAJEURE

Neither party shall be held responsible for any delay or failure in performance of any part of its obligations under this Agreement to the extent such delay or failure is caused by fire, flood, strike, civil, governmental or military authority, act of God, or other similar causes beyond its control.

18. WAIVER

The failure of either party at any time to enforce any right or remedy available to it under this Agreement or otherwise with respect to any breach or failure by the other party shall not be construed to be a waiver of that right or remedy with respect to any other breach or failure by the other party.

19. SEVERABILITY

If any of the provisions of this Agreement shall be invalid or unenforceable, the invalidity or unenforceability shall not invalidate or render unenforceable the entire Agreement, but rather the entire Agreement shall be construed as if not containing the particular invalid or unenforceable provision or provisions, and the rights and obligations of the parties shall be construed and enforced accordingly.

20. SURVIVAL OF OBLIGATIONS

The obligations of the parties under this Agreement, which by their nature or as expressly provided herein would continue beyond the termination, cancellation or expiration of this Agreement, shall survive termination, cancellation or expiration of this Agreement.

21. TERM AND TERMINATION

20.1 Term. The Term of this Agreement shall begin on the Effective Date and shall continue for a period of ten (10) years (the "Initial Term") unless and until terminated pursuant to this Section 20. This Agreement shall be automatically renewed for successive periods of 90 days following the expiry of the Initial Term. At the expiry of the Initial Term, each party may elect to terminate this Agreement at its sole discretion upon 60 day prior written notice to the other party.

20.2 Right to Terminate; Early Termination.

20.2.1 Either party shall have the right to terminate this Agreement if the other party is in material breach of any term or condition of this Agreement, including the representations and warranties set forth in Section 8 and fails to remedy such breach within thirty (30) days after receipt of a written notice of such breach given by the non-breaching party.

20.2.2 Either party may terminate this Agreement if the other party:

(a) makes an assignment for the benefit of creditors;

(b) admits in writing its inability to pay its debts as they become due;

(c) distributes to its creditors any composition, extension or similar kind of agreement which purpose is to reach an out of court settlement with its creditors;

(d) causes or consents to the appointment of a receiver, trustee, liquidator or similar officer for all or any material portion of its property;

(e) shall be dissolved or fails to maintain its corporate existence;

(f) has its ability to conduct business suspended or terminated;

(g) becomes insolvent;

(h) makes or consents to a notice of intended bulk transfer of its assets;

(i) convenes a meeting of creditors to restructure its debts;

(j) takes any corporate or other action for the purpose of effectuating any of the foregoing; or

(k) if any proceeding, a receiver, trustee, liquidator or similar officer is appointed to administer and/or liquidate all or any portion of the property of the other party and such appointment is not vacated or set aside within 45 days after the appointment of such receiver, trustee, liquidator or similar officer.

20.3 Effect of Termination. In the event of any termination of this Agreement, each party shall be entitled to the rights and remedies afforded pursuant to any and all legal and equitable remedies to which such party may be entitled under the law. Upon the termination or expiration of this Agreement, Licensee shall terminate further use and distribution of the Products and the Technology and, return or destroy all copies of the Data and Technology. Upon the expiry or earlier termination of this Agreement, the provisions which, by virtue of their nature (such as confidentiality, non-solicitation and indemnification undertaking a well as the license granted in paragraph 2.1 d) above), shall survive the expiry or earlier termination of this Agreement and remain in full force and effect. In addition, all customer licenses in respect of Products granted by Licensee prior to the expiry or earlier termination of this Agreement shall survive the expiry or earlier termination of this Agreement for a period equal to the remaining term of such customer licenses.

22. CURRENCY

All monetary references made in this Agreement are in Canadian Dollars

23. SIGNATURE

The parties shall be entitled to rely upon and enforce a delivery by email of any authorized signatures as if it were the original.

24. ENTIRE AGREEMENT

The provisions of this Agreement supersede all prior and current oral and written communications, agreements, and understandings of the parties with respect to the subject matter of this Agreement and shall constitute the entire agreement between the parties. The Agreement shall not be modified or rescinded, except by written accord to do so, signed by both parties.

In witness whereof, the parties hereto have caused this Agreement to be executed by their duly authorized representatives on this 27th day of March, 2017 (the "Effective Date"),

Cubeler Inc.	Peak Positioning Technologies Inc.

By: "Kerrigan Turner"	By: "Johnson Joseph"

Name: Kerrigan Turner	Name: Johnson Joseph
Title: Director	Title: President and CEO

Schedule A

Description of Licensed Software